EXHIBIT 12.1 Calculation of ratio of earnings to fixed charges

Calculation of Ratio of Earnings to Fixed Charges

	(in USD millions, except ratio)	For the three months ended 30 June 2016	For the twelve months ended 30 June 2016
Fixed Charges
	Interest expense*	258	982
+	Interest within rental expense	361	1 444
+	Capitalized interest	81	373
Total fixed charges (A)		700	2 809

Earnings
	Income before tax and minority interest	211	2 386
-	Equity in net inc non-consol investees	46	121
+	Distributed income of equity investees	(0)	(1)
=	Income before taxes, minority interests and equity investees	257	2 506
+	Fixed charges (A)	700	2 809
+	Ordinary depr capital interest	50	182
-	Capitalized interest	(81)	(373)
Total earnings		926	5 124

Ratio		1.3	1.8

	*From and including first quarter 2016, interest expense excludes change in fair value of derivatives